

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2019

Thomas E. Wirth
Chief Financial Officer
BRANDYWINE REALTY TRUST
2929 Walnut Street
Suite 1700
Philadelphia, PA 19104

> **Re: BRANDYWINE REALTY TRUST**
> **Form 10-K for the year ended December 31, 2018**
> **Filed February 22, 2019**
> **File No. 001-09106**

Dear Mr. Wirth:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Financial Statements
Note 3. Real Estate Investments, page F-29

1.	With note your disclosure relating to your acquisition of complete ownership of the Austin Portfolio. Please tell us how you considered the requirements of Items 2.01 and 9.01)(a)-(b) of Form 8-K with respect to this acquisition.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities